                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 11)

                         Cablevision Systems Corporation
                      -------------------------------------
                                (Name of Issuer)


       Cablevision NY Group Class A Common Stock, par value $.01 per share
       ------------------------------------------------------------------
                         (Title of Class of Securities)

             Cablevision NY Group Class A Common Stock: 12686C-10-9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                September 9, 2005
                         -------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.      NAME OF REPORTING PERSON                               Charles F. Dolan,
                                                             individually and as
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS       Trustee of the Charles
        (ENTITIES ONLY)                                    F. Dolan 2004 Grantor
                                                          Retained Annuity Trust

                                                                  Not applicable

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (A) [X]
                                                                         (B) [ ]

3.      SEC USE ONLY

4.      SOURCE OF FUNDS                             00 - See Item 3 of Statement

5.      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6.      CITIZENSHIP OR PLACE OF ORGANIZATION                              U.S.A.


 NUMBER OF       7.    SOLE VOTING POWER                              29,447,929
  SHARES
BENEFICIALLY     8.    SHARED VOTING POWER                             1,189,350
 OWNED BY
   EACH          9.    SOLE DISPOSITIVE POWER                         29,447,929
 REPORTING
PERSON WITH      10.   SHARED DISPOSITIVE POWER                        1,189,350


11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  30,637,279

12.     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [X]*

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 12.1%


14.     TYPE OF REPORTING PERSON                                              IN

*Excludes 35,139,927 shares of Cablevision NY Group Class A Common Stock, par value $0.01 per share ("Class A Common Stock"), issuable upon conversion of an equal number of shares of Cablevision NY Group Class B Common Stock, par value $0.01 per share ("Class B Common Stock"), held by other Reporting Persons hereto as to which Charles F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

1.      NAME OF REPORTING PERSON                                  Helen A. Dolan

                                                                  Not applicable

        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (A) [X]
                                                                         (B) [ ]

3.      SEC USE ONLY

4.      SOURCE OF FUNDS                              00- See Item 3 of Statement

5.      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)


6.      CITIZENSHIP OR PLACE OF ORGANIZATION                              U.S.A.


 NUMBER OF       7.    SOLE VOTING POWER                                       0
  SHARES
BENEFICIALLY     8.    SHARED VOTING POWER                            30,637,279
 OWNED BY
   EACH          9.    SOLE DISPOSITIVE POWER                                  0
 REPORTING
PERSON WITH      10.   SHARED DISPOSITIVE POWER                       30,637,279


11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  30,637,279

12.     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [X]*


13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 12.1%


14.     TYPE OF REPORTING PERSON                                              IN

*Excludes 35,139,927 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Helen A. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

1.      NAME OF REPORTING PERSON                                Thomas C. Dolan,
                                                           individually and as a
                                                             Trustee of the D.C.
                                                        Thomas Trust and the CFD
                                                                     Trust No. 5

        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS               Not applicable
        (ENTITIES ONLY)

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (A) [X]
                                                                         (B) [ ]

3.      SEC USE ONLY

4.      SOURCE OF FUNDS                             00 - See Item 3 of Statement

5.      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6.      CITIZENSHIP OR PLACE OF ORGANIZATION                              U.S.A.


 NUMBER OF       7.    SOLE VOTING POWER                                 186,754
  SHARES
BENEFICIALLY     8.    SHARED VOTING POWER                             3,707,834
 OWNED BY
   EACH          9.    SOLE DISPOSITIVE POWER                            186,754
 REPORTING
PERSON WITH      10.   SHARED DISPOSITIVE POWER                        3,707,834


11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   3,894,588

12.     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [X]*

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  1.7%


14.     TYPE OF REPORTING PERSON                                              IN

*Excludes 60,452,430 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Thomas C. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

1.      NAME OF REPORTING PERSON                               Patrick F. Dolan,
                                                           individually and as a
                                                             Trustee of the D.C.
                                                           Patrick Trust and the
                                                          CFD Trust No. 4 and as
                                                             Trustee of the Tara
                                                                Dolan 1989 Trust
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
        (ENTITIES ONLY)                                           Not applicable

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (A) [X]
                                                                         (B) [ ]

3.      SEC USE ONLY

4.      SOURCE OF FUNDS                             00 - See Item 3 of Statement

5.      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6.      CITIZENSHIP OR PLACE OF ORGANIZATION                              U.S.A.


 NUMBER OF       7.    SOLE VOTING POWER                                 166,540
  SHARES
BENEFICIALLY     8.    SHARED VOTING POWER                             3,544,063
 OWNED BY
   EACH          9.    SOLE DISPOSITIVE POWER                            166,540
 REPORTING
PERSON WITH      10.   SHARED DISPOSITIVE POWER                        3,544,063


11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   3,710,603

12.     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [X]*

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  1.6%


14.     TYPE OF REPORTING PERSON                                              IN

*Excludes 60,555,574 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Patrick F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

1.      NAME OF REPORTING PERSON                              Kathleen M. Dolan,
                                                           individually and as a
                                                            Trustee of the Dolan
                                                          Descendants Trust, the
                                                      Dolan Grandchildren Trust,
                                                         the Dolan Spouse Trust,
                                                        the Dolan Progeny Trust,
                                                         the D.C. Kathleen Trust
                                                         and the CFD Trust No. 1

        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS               Not applicable
        (ENTITIES ONLY)

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (A) [X]
                                                                         (B) [ ]

3.      SEC USE ONLY

4.      SOURCE OF FUNDS                             00 - See Item 3 of Statement

5.      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6.      CITIZENSHIP OR PLACE OF ORGANIZATION                              U.S.A.


 NUMBER OF       7.    SOLE VOTING POWER                                   6,381
  SHARES
BENEFICIALLY     8.    SHARED VOTING POWER                            11,739,849
 OWNED BY
   EACH          9.    SOLE DISPOSITIVE POWER                              6,381
 REPORTING
PERSON WITH      10.   SHARED DISPOSITIVE POWER                       11,739,849


11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  11,746,230

12.     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [X]*


13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  5.0%

14.     TYPE OF REPORTING PERSON                                              IN


*Excludes the 1,737,098 Shares of Class A Common Stock beneficially owned by Dolan Children's Foundation as to which the Reporting Person serves as a director and the 52,420,415 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

1.      NAME OF REPORTING PERSON                           Marianne Dolan Weber,
                                                           individually and as a
                                                            Trustee of the Dolan
                                                          Descendants Trust, the
                                                      Dolan Grandchildren Trust,
                                                         the Dolan Spouse Trust,
                                                        the Dolan Progeny Trust,
                                                         the D.C. Marianne Trust
                                                         and the CFD Trust No. 3
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
        (ENTITIES ONLY)                                           Not applicable

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (A) [X]
                                                                         (B) [ ]

3.      SEC USE ONLY

4.      SOURCE OF FUNDS                             00 - See Item 3 of Statement

5.      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)


6.      CITIZENSHIP OR PLACE OF ORGANIZATION                              U.S.A.

 NUMBER OF       7.    SOLE VOTING POWER                                  11,933
  SHARES
BENEFICIALLY     8.    SHARED VOTING POWER                            11,627,133
 OWNED BY
   EACH          9.    SOLE DISPOSITIVE POWER                             11,933
 REPORTING
PERSON WITH      10.   SHARED DISPOSITIVE POWER                       11,627,133


11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  11,639,066

12.     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [X]*


13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  4.9%

14.     TYPE OF REPORTING PERSON                                              IN

*Excludes the 1,737,098 Shares of Class A Common Stock beneficially owned by Dolan Children's Foundation as to which the Reporting Person serves as a director and the 52,533,131 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Marianne Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

1.      NAME OF REPORTING PERSON                       Deborah A. Dolan-Sweeney,
                                                           individually and as a
                                                            Trustee of the Dolan
                                                          Descendants Trust, the
                                                      Dolan Grandchildren Trust,
                                                         the Dolan Spouse Trust,
                                                        the Dolan Progeny Trust,
                                                      the D.C. Deborah Trust and
                                                             the CFD Trust No. 2
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
        (ENTITIES ONLY)                                           Not applicable

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (A) [X]
                                                                         (B) [ ]

3.      SEC USE ONLY

4.      SOURCE OF FUNDS                             00 - See Item 3 of Statement

5.      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)


6.      CITIZENSHIP OR PLACE OF ORGANIZATION                              U.S.A.

 NUMBER OF       7.    SOLE VOTING POWER                                   6,381
  SHARES
BENEFICIALLY     8.    SHARED VOTING POWER                            11,825,303
 OWNED BY
   EACH          9.    SOLE DISPOSITIVE POWER                              6,381
 REPORTING
PERSON WITH      10.   SHARED DISPOSITIVE POWER                       11,825,303


11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  11,831,684

12.     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [X]*


13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  5.0%

14.     TYPE OF REPORTING PERSON                                              IN

*Excludes the 1,737,098 Shares of Class A Common Stock beneficially owned by Dolan Children's Foundation as to which the Reporting Person serves as a director and the 52,420,415 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Deborah A. Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

1.      NAME OF REPORTING PERSON                         Lawrence J. Dolan, as a
                                                       Trustee of the Charles F.
                                                         Dolan 2001 Family Trust

        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS               Not applicable
        (ENTITIES ONLY)

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (A) [X]
                                                                         (B) [ ]

3.      SEC USE ONLY

4.      SOURCE OF FUNDS                             00 - See Item 3 of Statement

5.      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6.      CITIZENSHIP OR PLACE OF ORGANIZATION                              U.S.A.

 NUMBER OF       7.    SOLE VOTING POWER                                       0
  SHARES
BENEFICIALLY     8.    SHARED VOTING POWER                             4,549,196
 OWNED BY
   EACH          9.    SOLE DISPOSITIVE POWER                                  0
 REPORTING
PERSON WITH      10.   SHARED DISPOSITIVE POWER                        4,549,196


11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   4,549,196

12.     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [X]*

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  2.0%

14.     TYPE OF REPORTING PERSON                                              IN

*Excludes 59,611,068 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Lawrence J. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

1.      NAME OF REPORTING PERSON                            David M. Dolan, as a
                                                          Trustee of the Charles
                                                            F. Dolan 2001 Family
                                                                           Trust

        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS               Not applicable
        (ENTITIES ONLY)

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (A) [X]
                                                                         (B) [ ]

3.      SEC USE ONLY

4.      SOURCE OF FUNDS                              00- See Item 3 of Statement

5.      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)


6.      CITIZENSHIP OR PLACE OF ORGANIZATION                              U.S.A.

 NUMBER OF       7.    SOLE VOTING POWER                               1,237,596
  SHARES
BENEFICIALLY     8.    SHARED VOTING POWER                             4,571,196
 OWNED BY
   EACH          9.    SOLE DISPOSITIVE POWER                          1,237,596
 REPORTING
PERSON WITH      10.   SHARED DISPOSITIVE POWER                        4,571,196


11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   5,808,792

12.     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [X]*

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  2.5%


14.     TYPE OF REPORTING PERSON                                              IN

*Excludes 59,611,068 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which David M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

1.      NAME OF REPORTING PERSON                     Paul J. Dolan, as a Trustee
                                                        of the Dolan Descendants
                                                                Trust, the Dolan
                                                        Grandchildren Trust, the
                                                         Dolan Spouse Trust, the
                                                        Dolan Progeny Trust, the
                                                        D.C. Kathleen Trust, the
                                                       D.C. James Trust, the CFD
                                                         Trust No. 1 and the CFD
                                                     Trust No. 6, and as Trustee
                                                            of the CFD Trust #10

        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS               Not applicable
        (ENTITIES ONLY)

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (A) [X]
                                                                         (B) [ ]
3.      SEC USE ONLY

4.      SOURCE OF FUNDS                             00 - See Item 3 of Statement

5.      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6.      CITIZENSHIP OR PLACE OF ORGANIZATION                              U.S.A.

 NUMBER OF       7.    SOLE VOTING POWER                                 461,018
  SHARES
BENEFICIALLY     8.    SHARED VOTING POWER                            15,460,212
 OWNED BY
   EACH          9.    SOLE DISPOSITIVE POWER                            461,018
 REPORTING
PERSON WITH      10.   SHARED DISPOSITIVE POWER                       15,460,212


11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  15,921,230

12.     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [X]*


13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  6.6%

14.     TYPE OF REPORTING PERSON                                              IN

*Excludes the 48,303,070 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Paul J. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

1.      NAME OF REPORTING PERSON                          Matthew J. Dolan, as a
                                                             Trustee of the D.C.
                                                        Marianne Trust, the D.C.
                                                     Thomas Trust, the CFD Trust
                                                   No. 3 and the CFD Trust No. 5
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
        (ENTITIES ONLY)                                           Not applicable

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (A) [X]
                                                                         (B) [ ]

3.      SEC USE ONLY

4.      SOURCE OF FUNDS                             00 - See Item 3 of Statement

5.      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6.      CITIZENSHIP OR PLACE OF ORGANIZATION                              U.S.A.

 NUMBER OF       7.    SOLE VOTING POWER                                     500
  SHARES
BENEFICIALLY     8.    SHARED VOTING POWER                             7,272,492
 OWNED BY
   EACH          9.    SOLE DISPOSITIVE POWER                                500
 REPORTING
PERSON WITH      10.   SHARED DISPOSITIVE POWER                        7,272,492


11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   7,272,992

12.     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [X]*


13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  3.1%

14.     TYPE OF REPORTING PERSON                                              IN

*Excludes 58,889,222 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Matthew J. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

1.      NAME OF REPORTING PERSON                     Mary S. Dolan, as a Trustee
                                                      of the D.C. Deborah Trust,
                                                     the D.C. Patrick Trust, the
                                                     CFD Trust No. 2 and the CFD
                                                                     Trust No. 4

        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS               Not applicable
        (ENTITIES ONLY)

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (A) [X]
                                                                         (B) [ ]

3.      SEC USE ONLY

4.      SOURCE OF FUNDS                             00 - See Item 3 of Statement

5.      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6.      CITIZENSHIP OR PLACE OF ORGANIZATION                              U.S.A.

 NUMBER OF       7.    SOLE VOTING POWER                                   2,000
  SHARES
BENEFICIALLY     8.    SHARED VOTING POWER                             7,241,924
 OWNED BY
   EACH          9.    SOLE DISPOSITIVE POWER                              2,000
 REPORTING
PERSON WITH      10.   SHARED DISPOSITIVE POWER                        7,241,924


11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   7,243,924

12.     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [X]*


13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  3.1%

14.     TYPE OF REPORTING PERSON                                              IN

*Excludes 56,940,277 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Mary S. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

                        Amendment No. 11 to Schedule 13D


            This Amendment to Schedule 13D is being filed jointly by Charles F. Dolan, individually and as Trustee of the Charles F. Dolan 2004 Grantor Retained Annuity Trust (the "2004 GRAT"), Helen A. Dolan, Thomas C. Dolan, individually and as a Trustee of the D.C. Thomas Trust and the CFD Trust No. 5; Patrick F. Dolan, individually and as a Trustee of the D.C. Patrick Trust and the CFD Trust No. 4 and as Trustee of the Tara Dolan 1989 Trust; Kathleen M. Dolan, individually and as a Trustee of the Dolan Descendants Trust, the Dolan Grandchildren Trust, the Dolan Spouse Trust, and the Dolan Progeny Trust (collectively, the "Family Trusts"), the D.C. Kathleen Trust and the CFD Trust No. 1; Marianne Dolan Weber, individually and as a Trustee of each of the Family Trusts, the D.C. Marianne Trust and the CFD Trust No. 3; Deborah A. Dolan-Sweeney, individually and as a Trustee of each of the Family Trusts, the D.C. Deborah Trust and the CFD Trust No. 2; Lawrence J. Dolan, as a Trustee of the Charles F. Dolan 2001 Family Trust (the "2001 Trust"); David M. Dolan, as a Trustee of the 2001 Trust; Paul J. Dolan, as a Trustee of each of the Family Trusts, the D.C. Kathleen Trust, the D.C. James Trust, the CFD Trust No. 1 and the CFD Trust No. 6, and as Trustee of the CFD Trust #10; Matthew J. Dolan as a Trustee of the D.C. Marianne Trust, the D.C. Thomas Trust, the CFD Trust No. 3 and the CFD Trust No. 5; Mary S. Dolan, as a Trustee of the D.C. Deborah Trust, the D.C. Patrick Trust, the CFD Trust No. 2 and the CFD Trust No. 4 (the "Reporting Persons"). The Reporting Persons report on Schedule 13D as members of a group (the "Group Members") that includes, in addition to the Reporting Persons, James L. Dolan, individually and as a Trustee of the D.C. James Trust and the CFD Trust No. 4 and as Trustee of the Marissa Waller 1989 Trust, the Charles Dolan 1989 Trust (for the benefit of Charles P. Dolan) and the Ryan Dolan 1989 Trust; and Dolan Family LLC, a limited liability company organized under the laws of the State of Delaware. The Schedule 13D (the "Schedule") filed by the Group Members on March 19, 2004, as amended and supplemented by Amendment No. 1 filed on April 9, 2004, Amendment No. 2 filed on June 30, 2004, Amendment No. 3 filed on March 3, 2005, Amendment No. 4 filed on March 10, 2005, Amendment No. 5 filed on March 25, 2004, Amendment No. 6 filed on March 31, 2005, Amendment 7 filed on April 26, 2005, Amendment No. 8 filed on June 20, 2005, Amendment No. 9 filed on July 19, 2005 and Amendment No. 10 filed on August 10, 2005, is hereby amended and supplemented by the Filing Parties as set forth below in this Amendment No. 11.

ITEM 3      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            The disclosure in Item 3 is hereby amended by amending and restating the final two paragraphs thereof:

            "It is anticipated that the funding for the Transactions (as defined and described in Item 4 below) will be approximately $6.8 billion (including refinancing the Issuer's existing credit facility). Merrill Lynch Capital Corporation, Banc of America Securities LLC and Bank of America, N.A. and certain of their affiliates have executed a commitment letter dated June 19, 2005 (as modified by commitment acceptance extension letters dated July 18, 2005, August 9, 2005 and September 9, 2005), to fully finance the Transactions (together with cash on hand) through a combination of revolving credit facilities, term loans, high yield notes and/or an interim loan credit facility.

            This summary of the commitment letter and commitment acceptance extension letters does not purport to be complete and is qualified in its entirety by the commitment letter attached hereto as Exhibit 20 and the commitment acceptance extension letters attached hereto as Exhibit 22, Exhibit 23 and Exhibit 24, the complete texts of which are hereby incorporated by reference. The structure of the Transactions set forth in the commitment letter remains under review and subject to change prior to execution by all parties."

ITEM 5      INTEREST IN SECURITIES OF THE ISSUER

            The disclosure in the second and third paragraphs of Item 5 is hereby amended and restated to reading their entirety as follows:

            "Charles F. Dolan may be deemed to beneficially own an aggregate of 30,637,279 shares of Class A Common Stock, including (i) 1,450,275 shares of Class A Common Stock (including 250,000 shares of restricted stock), (ii) options to purchase 166,667 shares of Class A Common Stock that are exercisable within 60 days of the date of this report, and (iii) 29,020,337 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 12.1% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 427,592 shares of Class A Common Stock (including 250,000 shares of restricted stock and options to purchase 166,667 shares of Class A Common Stock that are exercisable within 60 days of this report) owned of record personally, 25,288,191 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record personally and 3,732,146 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2004 GRAT and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 1,189,350 shares of Class A Common Stock owned of record by the Dolan Family Foundation. He disclaims beneficial ownership of 1,189,350 shares of Class A Common Stock owned of record by the Dolan Family Foundation, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

            Helen A. Dolan may be deemed to beneficially own an aggregate of 30,637,279 shares of Class A Common Stock, including (i) 1,450,275 shares of Class A Common Stock (including 250,000 shares of restricted stock), (ii) options to purchase 166,667 shares of Class A Common Stock that are exercisable within 60 days of the date of this report, and (iii) 29,020,337 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 12.1% of the shares of Class A Common Stock currently outstanding. Helen
            A. Dolan holds no Issuer securities directly. She may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of (a) 1,189,350 shares of Class A Common Stock owned of record by the Dolan Family Foundation and (b) 427,592 shares of Class A Common Stock (including 250,000 shares of restricted stock and options to purchase 166,667 shares of Class A Common Stock exercisable within 60 days of this report) owned of record by Charles F. Dolan personally, 25,288,191 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by Charles F. Dolan personally and 3,732,146 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2004 GRAT. Helen A. Dolan disclaims beneficial ownership of all such securities, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A."

ITEM 7 The disclosure in Item 7 is hereby amended by amending and restating Exhibit A to read in its entirely as Exhibit A attached hereto.

            The disclosure in Item 7 is hereby supplemented by adding the following in appropriate numerical order:

            Exhibit 24: Commitment Acceptance Extension Letter dated as of September 9, 2005 executed by Merrill Lynch Capital Corporation, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Banc of America Securities LLC, Bank of America, N.A. and Banc of America Bridge LLC

SIGNATURE.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  September 16, 2005

                             CHARLES F. DOLAN, individually and as Trustee of the Charles F. Dolan 2004 Grantor Retained Annuity Trust

                             By:                         *
                                  ----------------------------------------------

                             HELEN A. DOLAN

                             By:                         *
                                  ----------------------------------------------

                             THOMAS C. DOLAN, individually and as a Trustee of the D.C. Thomas Trust and the CFD Trust No. 5

                             By:                /s/ Thomas C. Dolan
                                  ----------------------------------------------

                             PATRICK F. DOLAN, individually and as a Trustee of the D.C. Patrick Trust, the CFD Trust No. 4 and the Tara Dolan 1989 Trust

                             By:                         *
                                  ----------------------------------------------

                             KATHLEEN M. DOLAN, individually and as a Trustee for Dolan Descendants Trust, Dolan Progeny Trust, Dolan Grandchildren Trust, Dolan Spouse Trust, the D.C. Kathleen Trust and the CFD Trust No. 1

                             By:                         *
                                  ----------------------------------------------

                             MARIANNE DOLAN WEBER, individually and as a Trustee for Dolan Descendants Trust, Dolan Progeny Trust, Dolan Grandchildren Trust, Dolan Spouse Trust, the D.C. Marianne Trust and the CFD Trust No. 3

                             By:                         *
                                  ----------------------------------------------

                             DEBORAH A. DOLAN-SWEENEY, individually and as a Trustee for Dolan Descendants Trust, Dolan Progeny Trust, Dolan Grandchildren Trust, Dolan Spouse Trust, the D.C. Deborah Trust and the CFD Trust No. 2

                             By:                         *
                                  ----------------------------------------------

                             LAWRENCE J. DOLAN, as a Trustee of the Charles F. Dolan 2001 Family Trust

                             By:                         *
                                  ----------------------------------------------

                             DAVID M. DOLAN, as a Trustee of the Charles F. Dolan 2001 Family Trust

                             By:                         *
                                  ----------------------------------------------

                             PAUL J. DOLAN, as a Trustee for Dolan Descendants Trust, Dolan Progeny Trust, Dolan Grandchildren Trust, Dolan Spouse Trust, the D.C. Kathleen Trust, the D.C. James Trust, the CFD Trust No. 1 and the CFD Trust No. 6 and as Trustee of the CFD Trust #10

                             By:                         *
                                  ----------------------------------------------

                             MATTHEW J. DOLAN, as a Trustee of the D.C.
                             Marianne Trust, the D.C. Thomas Trust, CFD Trust No. 3 and CFD Trust No. 5

                             By:                         *
                                  ----------------------------------------------

                             MARY S. DOLAN, as a Trustee of the D.C. Deborah Trust, the D.C. Patrick Trust, the CFD Trust No. 2 and the CFD Trust No. 4

                             By:                         *
                                  ----------------------------------------------




* By:   /s/ William A. Frewin, Jr.
        --------------------------
        As Attorney-in-Fact

                                                                       Exhibit A

      Each of Kathleen M. Dolan, Marianne Dolan Weber, Deborah A. Dolan-Sweeney and Paul J. Dolan is currently a trustee (a "Trustee" and together, the "Trustees") for each of the trusts listed below (collectively, the "Family Trusts"), which as of September 15, 2005, beneficially owned in the aggregate, either directly or indirectly through their membership interests in Dolan Family LLC, 8,063,925 shares of Class B Common Stock, par value $.01 per share, of the Issuer (the "Class B Common Stock"). Class B Common Stock is convertible at the option of the holder thereof, share for share, into Class A Common Stock, par value $.01 per share, of the Issuer (the "Class A Common Stock"). Under each trust, a majority of the trustees must act with respect to voting and disposition of the Class B Common Stock, and unanimous consent is not required. As a Trustee of the Family Trusts, each of the Trustees may be deemed to share the power to vote and dispose of all shares held by the Family Trusts and Dolan Family LLC. Under certain rules of the Securities and Exchange Commission, so long as the Trustees retain such powers, they may be deemed to have beneficial ownership thereof for purposes of Schedule 13D reporting. The Trustees expressly disclaim beneficial ownership of such shares and this report shall not be construed as an admission that such persons are the beneficial owners of such securities.

      The following table lists the name of each Family Trust and the name of its beneficiary or description of its beneficiary class.

Name of Trust                 Beneficiary
-------------                 --------------------------------------------------
Dolan Descendants Trust       All descendants of Charles F. Dolan living at
                              any time and from time to time.

Dolan Progeny Trust           All children of Charles F. Dolan living at any
                              time and from time to time.

Dolan Grandchildren Trust     All children and grandchildren of Charles F. Dolan
                              living at any time and from time to time.

Dolan Spouse Trust            All descendants of Charles F. Dolan living at
                              any time and from time to time and their spouses.

      Pursuant to the provisions of the agreements governing the Family Trusts, the economic interest in the shares of the Issuer owned by each Family Trust is held by such trust's beneficiary class. For each Trust, distributions of income and principal can be made in the discretion of the non-beneficiary Trustee (in each case, Paul J. Dolan) to any one or more of the members of such trust's beneficiary class.

      Each of James L. Dolan, Patrick F. Dolan, Thomas C. Dolan, Kathleen M. Dolan, Marianne Dolan Weber and Deborah A. Dolan-Sweeney (each a "Current Beneficiary") is a co-trustee and beneficiary of, respectively, the DC James Trust (with Paul J. Dolan as co-trustee), the DC Patrick Trust (with Mary S. Dolan as co-trustee), the DC Thomas Trust (with Matthew J. Dolan as co-trustee), the DC Kathleen Trust (with Paul J. Dolan as co-trustee), the DC Marianne Trust (with Matthew J. Dolan as co-trustee) and the DC Deborah Trust (with Mary S. Dolan as co-trustee) (together, the "DC Trusts"), which as of September 15, 2005 beneficially owned in the aggregate 11,493,942 shares of Class B Common Stock. For each of the DC Trusts, distributions of income and principal can be made in the discretion of the non-beneficiary trustee to the Current Beneficiary. The Current Beneficiary has the power during his or her life to appoint all or part of his or her DC Trust to or for the benefit of one or more of his or her descendants.

      The following table lists each DC Trust's name and the name of its beneficiary.

Name of Trust                                       Beneficiary
-------------                                       -----------
DC James Trust                                      James L. Dolan

DC Patrick Trust                                    Patrick F. Dolan

DC Thomas Trust                                     Thomas C. Dolan

DC Kathleen Trust                                   Kathleen M. Dolan

DC Marianne Trust                                   Marianne Dolan Weber

DC Deborah Trust                                    Deborah A. Dolan-Sweeney

      The beneficiary of any DC Trust can be said to have only a contingent economic interest in the securities of the Issuer held by such DC Trust because the non-beneficiary trustee thereof has the sole discretion to distribute or accumulate the income from each DC Trust and the sole discretion to distribute the principal of each DC Trust to the beneficiary of such DC Trust.

      Each of Kathleen M. Dolan, Deborah A. Dolan-Sweeney, Marianne Dolan-Weber, Patrick F. Dolan, Thomas C. Dolan and James L. Dolan is a co-trustee, respectively, of CFD Trust No. 1 (with Paul J. Dolan as co-trustee), CFD Trust No. 2 (with Mary Dolan as co-trustee), CFD Trust No. 3 (with Matthew Dolan as co-trustee), CFD Trust No. 4 (with Mary Dolan as co-trustee), CFD Trust No. 5 (with Matthew J. Dolan as co-trustee), and CFD Trust No. 6 (with Paul J. Dolan as co-trustee) (collectively, the "CFD Children's Trusts"). As of April 25, 2005, the CFD Children's Trusts beneficially owned an aggregate of 10,380,845 shares of Class B Common Stock.

      For each of the CFD Children's Trusts, distributions of income and principal can be made in the Trustee's discretion to the child of Charles F. Dolan and Helen A. Dolan who is the current beneficiary of the respective CFD Children's Trust (the "Current CFD Beneficiary"). The Current CFD Beneficiary has a power during his or her life to appoint all or part of the relevant CFD Children's Trust to or for the benefit of one or more of the Current CFD Beneficiary's descendants. Upon the death of the Current CFD Beneficiary, the relevant CFD Children's Trust, if not previously terminated, will pass as appointed by the Current CFD Beneficiary to or for the benefit of one or more of the Current CFD Beneficiary's descendants. Any unappointed portion of such Trust will pass, in further trust, per stirpes to the Current CFD Beneficiary's then living descendants, or if none, per stirpes to the then living descendants of Charles F. Dolan, or if none, among the heirs-at-law of Charles F. Dolan.

      The following table lists the CFD Children's Trusts and the name of its beneficiary or description of the beneficiary class with respect to each such trust.

Name of Trust                                     Beneficiary
-------------                                     -----------
CFD Trust No. 1                                   Kathleen M. Dolan

CFD Trust No. 2                                   Deborah A. Dolan-Sweeney

CFD Trust No. 3                                   Marianne Dolan Weber

CFD Trust No. 4                                   Patrick F. Dolan

CFD Trust No. 5                                   Thomas C. Dolan

CFD Trust No. 6                                   James L. Dolan

      Paul J. Dolan is the sole trustee of CFD Trust #10. As of September 15, 2005, CFD Trust #10 owned 43,511 shares of Class A Common Stock and 409,511 shares of Class B Common Stock. Paul J. Dolan does not have an economic interest in any such shares, but, as the trustee of CFD Trust #10, does have the power to vote and dispose of such shares. Under certain rules of the Securities and Exchange Commission, so long as he retains such powers, he may be deemed to have beneficial ownership thereof for purposes of Schedule 13D reporting.

      Distributions of income and principal of CFD Trust #10 can be made in the trustee's discretion to Marie Atwood, the current beneficiary, who is the sister of Helen A. Dolan. Marie Atwood has a power during her life to appoint all or part of CFD Trust #10 to or for the benefit of one or more of her descendants. Upon the death of Marie Atwood, the trust, if not previously terminated, will pass as appointed by Marie Atwood to or for the benefit of one or more of her descendants. Any unappointed portion of the trust will pass, in further trust, per stirpes to Marie Atwood's then living descendants, or if none, among Marie Atwood's heirs-at-law. Marie Atwood's spouse, if he survives her, has a power during his life and upon his death to appoint all or part of any such continuing trust(s) to or for the benefit of one or more of Marie Atwood's descendants.

      James L. Dolan is the sole trustee of the Charles Dolan 1989 Trust (for the benefit of Charles P. Dolan), the Ryan Dolan 1989 Trust and the Marissa Waller 1989 Trust, and Patrick F. Dolan is the sole trustee of the Tara Dolan 1989 Trust (collectively, the "DC Grandchildren Trusts"). As of September 15, 2005, the DC Grandchildren Trusts beneficially owned an aggregate of 242,508 shares of Class B Common Stock. Until the respective beneficiary attains age 21, the income of the relevant DC Grandchildren Trust may be distributed to or for the benefit of such beneficiary as the trustee's discretion determines. Any net income not so distributed is to be accumulated and added to the principal of the relevant DC Grandchildren Trust. From and after the respective beneficiary attaining age 21, all of the net income of the relevant DC Grandchildren Trust is to be distributed to such beneficiary. In addition, during the continuance of relevant DC Grandchildren Trust, the trustee in the trustee's discretion may distribute the principal of the relevant DC Grandchildren Trust to or for the benefit of the respective beneficiary. Upon the respective beneficiary attaining age 40, the relevant DC Grandchildren Trust for the respective beneficiary terminates and is to be distributed to such beneficiary. If the respective beneficiary dies before attaining age 40, such beneficiary has a testamentary general power of appointment over the relevant DC Grandchildren Trust. In default of the exercise of such power of appointment, the relevant DC Grandchildren Trust will be distributed to the respective beneficiary's then-living issue, per stirpes, or if none, to Charles F. Dolan's then-living issue, per stirpes.

      Marissa Waller has attained the age of 21 and has an economic interest in the Issuer's shares held by her respective trust. Beneficiaries of each of the other DC Grandchildren Trusts can be said to have only a contingent economic interest in the securities of the Issuer, because such beneficiaries have not attained the age of 21.

      The following table lists the DC Grandchildren Trusts and the name of its beneficiary or description of the beneficiary class with respect to each such trust.

Name of Trust                   Beneficiary
-------------                   -----------
Charles Dolan 1989 Trust        Charles P. Dolan and descendants

Ryan Dolan 1989 Trust           Ryan Dolan and descendants

Marissa Waller 1989 Trust       Marissa Waller and descendants

Tara Dolan 1989 Trust           Tara Dolan and descendants

      Each of Lawrence J. Dolan and David M. Dolan (each, a "2001 Trustee" and together, the "2001 Trustees") is currently a trustee of the Charles F. Dolan 2001 Family Trust (the "2001 Trust"). As of September 15, 2005, the 2001 Trust owned 4,549,196 shares of Class B Common Stock. The property held in the trust is divided into equal portions, each held in separate sub-trust, such that at all times there is one sub-trust in respect of each then living child of Charles
F. Dolan. The beneficiary of each sub-trust is the child for whom the sub-trust was set apart, and the descendants of such child (each, a "Beneficiary" and, together, "the Beneficiaries"). As a 2001 Trustee, Lawrence J. Dolan has the shared power to vote and dispose of all shares held by the 2001 Trust. David M. Dolan, as a 2001 Trustee, shares the power to vote and dispose of all shares held by the 2001 Trust. Under certain rules of the Securities and Exchange Commission, so long as Lawrence J. Dolan and David M. Dolan retain such powers, each may be deemed to have beneficial ownership thereof for purposes of Schedule 13D reporting.

      During the lives of Charles F. Dolan and Helen A. Dolan, distributions of income and principal of any sub-trust can be made in the discretion of Lawrence
J. Dolan and David M. Dolan, as trustees, to any of the Beneficiaries of such sub-trust. Upon the death of the survivor of Charles F. Dolan and Helen A. Dolan, the trustee shall distribute any remaining trust principal to the child for whom such sub-trust was set apart or if such child is not then living, to such child's then living descendants, per stirpes. If there are no such living descendants, then the trustee shall distribute any remaining trust principal to the Dolan Family Foundation or any successor thereto or, if it is not then in existence, then to a charitable organization.

      Each Beneficiary has a right of withdrawal with respect to certain contributions made to his or her respective sub-trust that constitute a gift within the meaning of Chapter 12 of the Internal Revenue Code, and that do not exceed the gift tax exclusion found in Section 2503(b) of the Code. If the right of withdrawal is not exercised, such right lapses with respect to all or a certain portion of such gift (i) 30 days following Charles F. Dolan's death,
(ii) on the last day of the calendar year in which such gift is made (or 60 days following the gift, if later), and (iii) on the first day of the subsequent calendar year. A donor may deny any Beneficiary the right of withdrawal with respect to a gift. To the extent of this right of withdrawal, the Beneficiaries may be said to have a direct economic interest in trust assets, including, if applicable, securities of the Issuer which may be contributed as a gift to the 2001 Trust. Currently, no portion of trust assets may be withdrawn by any Beneficiary pursuant to the right of withdrawal.

      Except to the extent of the right of withdrawal, Beneficiaries of the 2001 Trust have only a contingent economic interest in the securities of the Issuer held by the 2001 Trust because Lawrence J. Dolan and David M. Dolan, as trustees thereof have the sole discretion to distribute or accumulate the income and the sole discretion to distribute the principal of the 2001 Trust to the Beneficiaries.

      Charles F. Dolan is the settlor and sole trustee, and the beneficiary, of the Charles F. Dolan 2004 Grantor Retained Annuity Trust (the "GRAT"), created on August 2, 2004 for a term of two years. On September 15, 2005, the GRAT owned 3,732,146 shares of Class B Common Stock. Pursuant to the terms of the GRAT, an annuity payment of 1,767,854 shares of Class B Common Stock (an amount equal to 53.7808% of the initial fair market value of assets contributed to the trust at the creation of the GRAT) was made to Charles F. Dolan on September 15, 2005. Pursuant to the terms of the GRAT, on or about August 2, 2006 another annuity payment will be made to Charles F. Dolan (or his estate, if he is not living) in an amount equal to 53.7808% of the initial fair market value of assets contributed to the trust at the creation of the GRAT.

      Upon the expiration of the GRAT term, if Charles F. Dolan is then living any remaining assets in the GRAT will be distributed to the 2001 Trust or, if the 2001 Trust is not then in existence, to Charles F. Dolan's then living descendants, per stirpes. If Charles F. Dolan dies prior to the termination of the GRAT, it is expected that any remaining GRAT assets will be returned to his estate.